UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NRG ENERGY, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

629377508

(CUSIP Number)

Jonathan Siegler

Bluescape Energy Partners LLC

200 Crescent Court, Suite 1900

Dallas, TX 75201

(469) 398-2205

With a Copy to:

Kai Haakon E. Liekefett, Esq.

Lawrence S. Elbaum, Esq.

Vinson & Elkins L.L.P.

666 Fifth Avenue

New York, NY 10103

(212) 237-0037

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629377508

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). BEP Special Situations 2 LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a): ☒ (b): ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 7,807,214
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,807,214
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,807,214
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.5%
14	Type of Reporting Person (See Instructions) OO

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CUSIP No. 629377508

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bluescape Energy Recapitalization and Restructuring Fund III LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a): ☒ (b): ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 7,807,214
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,807,214
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,807,214
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.5%
14	Type of Reporting Person (See Instructions) PN

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CUSIP No. 629377508

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bluescape Energy Partners III GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a): ☒ (b): ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 7,807,214
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,807,214
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,807,214
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.5%
14	Type of Reporting Person (See Instructions) OO

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CUSIP No. 629377508

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bluescape Resources GP Holdings LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a): ☒ (b): ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 7,807,214
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,807,214
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,807,214
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.5%
14	Type of Reporting Person (See Instructions) OO

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CUSIP No. 629377508

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Charles John Wilder, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a): ☒ (b): ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 7,807,214
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,807,214
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,807,214
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.5%
14	Type of Reporting Person (See Instructions) IN, HC

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The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission on January 17, 2017 (the “Schedule 13D”). This Amendment No. 1 amends the Schedule 13D to disclose entry by Bluescape Energy Partners LLC and BEP Special Situations 2 LLC (collectively, the “Bluescape Parties”) into the Cooperation Agreement (as defined in Item 4 below) with the Issuer and to disclose the termination of the Agreement (as defined in the Schedule 13D) by and among Elliott Associates, L.P., Elliott International, L.P. and Elliott International Capital Advisors Inc. (“Elliott”) and the Bluescape Parties pursuant to the Termination Agreement (as defined in Item 4 below). This Amendment No. 1 constitutes an exit filing for the Reporting Persons as the Reporting Persons beneficially own less than five percent of the Common Stock, par value of $0.01 per share (the “Common Stock”) of NRG Energy, Inc., a Delaware corporation (the “Issuer”).

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read as follows:

BEP Special Situations 2 LLC (“Special Situations 2”) used Working Capital to purchase the shares of Common Stock (the “Shares”) reported herein and to enter into the forward purchase contracts referenced in Item 6. The total purchase price for the 6,648,963 shares of Common Stock directly owned by Special Situations 2 was approximately $87,131,127. The total price for physical settlement and purchase of the Shares underlying the forward purchase contracts referenced in Item 6 was approximately $14,691,851. The combined purchase price paid by Special Situations 2 for the 7,807,214 shares of Common Stock directly owned by Special Situations 2 was approximately $101,822,978.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by the addition of the following:

On February 13, 2017, the Bluescape Parties entered into an agreement with the Issuer (the “Cooperation Agreement”). The following description of the Cooperation Agreement is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.3 hereto and is incorporated herein by reference.

Pursuant to the terms of the Cooperation Agreement, the Issuer agreed, among other things, that effective as of the date of the Cooperation Agreement, (a) Howard E. Cosgrove and Edward R. Muller shall resign from the Board of Directors of the Issuer (the “Board”) and (b) the Board shall take such actions as are necessary to appoint C. John Wilder (the “New Investor Director”) and Barry T. Smitherman (the “New Independent Director” and together with the New Investor Director, the “New Directors”) as new members of the Board to fill the vacancies so created. The Issuer further agreed that the size of the Board shall not exceed 13 directors during the Restricted Period (as defined in the Cooperation Agreement) and that no decrease in the size of the Board during the Restricted Period shall affect the membership of the New Directors.

The Bluescape Parties and the Issuer agreed that, if the aggregate number of shares of Common Stock beneficially owned by the Bluescape Parties and its controlling and controlled affiliates decreases to less than 6,245,771 (as such number may be adjusted to take into account any stock split, reverse stock split, stock dividend, reclassification or similar event with respect to the Common Stock) shares of Common Stock (a “Bluescape Shortfall Event”), then the Board may, in its sole discretion, request that the New Investor Director resign from the Board and any committees thereof, in which case the Bluescape Parties shall cause the New Investor Director to promptly deliver his written resignation to the Board (which shall provide for his immediate resignation) and, upon such resignation, the obligations of each of the parties under the Cooperation Agreement shall terminate.

The Bluescape Parties and the Issuer agreed that if the New Investor Director resigns (subject to certain exceptions), is removed (other than for cause) or is otherwise unable or unwilling to serve as director during the Restricted Period, then the Bluescape Parties shall select a replacement New Investor Director who is reasonably acceptable to the Issuer and who satisfies the Board membership criteria set forth in the Issuer’s Corporate Governance Guidelines (any such replacement nominee, a “Replacement Nominee”). Such Replacement Nominee shall be appointed to the Board and the Committee (as defined below), in each case, to serve the unexpired term of the departed New Investor Director. The Bluescape Parties and the Issuer further agreed that, if a Bluescape Shortfall Event occurs, then the Issuer will have no obligation to appoint any such Replacement Nominee.

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The Issuer further agreed to include the New Directors on its slate for election as directors of the Issuer at its 2017 annual meeting of stockholders and to recommend that the Issuer’s stockholders vote in favor of the election of each of the Issuer’s nominees (including the New Directors), solicit proxies for each of the Issuer’s nominees (including the New Directors), and cause all Common Stock represented by proxies granted to it (or any of its officers, directors or representatives) to be voted in favor of each of the Issuer’s nominees (including the New Directors) and otherwise support the New Directors for election in a manner no less rigorous and favorable than the manner in which the Issuer supports its other nominees. However, in the event a Bluescape Shortfall Event occurs, then the Issuer will have no such obligations with respect to the New Investor Director.

The Bluescape Parties agreed that in connection with any annual meeting of the Issuer’s stockholders held during the Restricted Period, the Bluescape Parties will cause to be present for quorum purposes and vote or cause to be voted all Common Stock beneficially owned by them in favor of (i) the election of directors nominated by the Board and (ii) otherwise in accordance with the Board’s recommendation on any non-Extraordinary Transaction (as defined in the Cooperation Agreement) related proposals.

The Issuer agreed to take all action necessary to establish, effective upon execution of the Cooperation Agreement, an ad hoc committee of the Board (the “Committee”). The Committee will be authorized and empowered to consider, investigate, review, evaluate and make recommendations to the Board regarding the Issuer’s operational and cost excellence initiatives, potential portfolio and/or asset de-consolidations, dispositions and optimization, capital structure and allocation and broader strategic initiatives. The Board will adopt a charter for the Committee, which will provide the Committee with the authority to retain any outside counsel, experts and other advisors and consultants as it determines is appropriate to assist it in the full performance of its functions. During the Committee Period (as defined in the Cooperation Agreement), the Committee shall be comprised of five members, initially consisting of the New Investor Director, the New Independent Director, Mauricio Gutierrez, Anne Schaumburg and Paul W. Hobby. At all such times during the Committee Period as the New Investor Director or New Independent Director, as the case may be, is a member of the Board, such New Investor Director or New Independent Director, as applicable, shall also serve as a member of the Committee During the Committee Period, the Chairman of the Committee shall be the New Investor Director.

In addition, effective upon execution of the Cooperation Agreement, the Board agreed to appoint the New Investor Director to serve as a member of the Finance and Risk Management Committee of the Board. The Issuer also agreed to consider in good faith the appointment of the New Independent Director to any other standing committees of the Board.

The Issuer further agreed to reimburse the Bluescape Parties for up to $1,100,000 in expenses incurred in connection with their investment in the Issuer.

The Bluescape Parties agreed to certain standstill and non-disparagement provisions during the Restricted Period, subject to certain exceptions.

In connection with the Cooperation Agreement, the Bluescape Parties also entered into a confidentiality agreement with the Issuer, pursuant to which the New Investor Director may share certain information about the Issuer with the Bluescape Parties.

In addition, on February 13, 2017, in accordance with Section 7 of the Agreement between the Bluescape Parties and Elliott, the Bluescape Parties and Elliott, on behalf of the group, mutually agreed to enter into a termination agreement to terminate the Agreement (the “Termination Agreement”) and thereby dissolve the group that was previously formed by such parties. Effective as of execution of the Termination Agreement, the Bluescape Parties and Elliott and their respective affiliates shall no longer be deemed to be a “group” in respect of the Issuer for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) promulgated thereunder. The Termination Agreement is attached as Exhibit 99.4 hereto and is incorporated by reference herein.

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Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

Item 4 of this Amendment No. 1 is incorporated herein by reference.

(a) As of the date hereof, the Reporting Persons collectively beneficially own 7,807,214 shares of Common Stock (constituting approximately 2.5% of the shares of Common Stock outstanding).

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 315,442,997 shares of Common Stock outstanding as of October 31, 2016, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2016.

(i)	Special Situations 2

(a)	As of the date hereof, Special Situations 2 beneficially owned 7,807,214 Shares, constituting collectively approximately 2.5% of the outstanding Shares.

(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 7,807,214 Shares
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 7,807,214 Shares

(ii)	Bluescape Energy Recapitalization and Restructuring Fund III LP (“Main Fund”)

(a)	As of the date hereof, Main Fund may be deemed the beneficial owner of the 7,807,214 Shares beneficially owned by Special Situations 2, constituting collectively approximately 2.5% of the outstanding Shares.

(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 7,807,214 Shares
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 7,807,214 Shares

(iii)	Bluescape Energy Partners III GP LLC (“Bluescape GP”)

(a)	As of the date hereof, Bluescape GP may be deemed the beneficial owner of the 7,807,214 Shares beneficially owned by Special Situations 2, constituting collectively approximately 2.5% of the outstanding Shares.

(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 7,807,214 Shares
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 7,807,214 Shares

(iv)	Bluescape Resources GP Holdings LLC (“Bluescape GP Holdings”)

(a)	As of the date hereof, Bluescape GP Holdings may be deemed the beneficial owner of the 7,807,214 Shares beneficially owned by Special Situations 2, constituting collectively approximately 2.5% of the outstanding Shares.

(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 7,807,214 Shares
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 7,807,214 Shares

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(v)	Charles John Wilder, Jr.

(a)	As of the date hereof, Charles John Wilder, Jr. may be deemed the beneficial owner of the 7,807,214 Shares beneficially owned by Special Situations 2, constituting collectively approximately 2.5% of the outstanding Shares.

(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 7,807,214 Shares
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 7,807,214 Shares

(c)	The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached to the Schedule 13D. Additionally, on February 9, 2017, Special Situations 2 settled the forward purchase contacts referenced in Item 6 through purchase and taking physical delivery of 1,158,251 Shares at a conversion price of $12.685. The Reporting Persons have not undertaken any further transactions in the securities of the Issuer during the past 60 days.

(d)	No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by any Reporting Persons.

(e)	The Reporting Persons ceased to beneficially own more than five percent of the Common Stock as of February 13, 2017.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated to read as follows:

As of the filing of the Schedule 13D with the Securities and Exchange Commission on January 17, 2017, Special Situations 2 had entered into forward purchase contracts for the purchase of an aggregate of 1,158,251 shares of the Common Stock and subject to settlement in cash or through physical delivery of shares. On February 9, 2017, Special Situations 2 settled these forward purchase contacts through purchase and taking physical delivery of 1,158,251 Shares. As of such date, none of the Reporting Persons or any of their respective affiliates is a party to any swap or hedging transactions with respect to the Common Stock.

On January 17, 2017, Special Situations 2, Main Fund, Bluescape GP, Bluescape GP Holdings and Charles John Wilder, Jr. entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit to the Schedule 13D and is incorporated herein by reference.

The information set forth under Item 4 of this Amendment No. 1 is incorporated herein by reference.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

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Item 7.	Material to Be Filed as Exhibits Item 7 is hereby amended and supplemented by the addition of the following:

Exhibit 99.3	–	Cooperation Agreement, dated as of February 13, 2017, by and among NRG Energy, Inc., Bluescape Energy Partners LLC and BEP Special Situations 2 LLC (incorporated herein by reference to Exhibit 10.2 of NRG Energy, Inc.’s Current Report on Form 8-K filed February 13, 2017) (File No. 001-15891).

Exhibit 99.4	–	Termination Agreement, dated as of February 13, 2017, by and among Elliott Associates, L.P., Elliott International, L.P., Elliott International Capital Advisors Inc., Bluescape Energy Partners LLC and BEP Special Situations 2 LLC.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2017

BEP Special Situations 2 LLC

By:	/s/ Jonathan Siegler
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

Bluescape Energy Recapitalization and Restructuring Fund III LP

By:	Bluescape Energy Partners III GP LLC, its general partner

By:	/s/ Jonathan Siegler
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

Bluescape Energy Partners III GP LLC

By:	/s/ Jonathan Siegler
Name:	Jonathan Siegler
Title:	Managing Director and Chief Financial Officer

Bluescape Resources GP Holdings LLC

By:	/s/ Charles John Wilder, Jr.
Name:	Charles John Wilder, Jr.
Title:	Sole Manager

Charles John Wilder, Jr.

/s/ Charles John Wilder, Jr.
Charles John Wilder, Jr.

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